Contact

www.linkedin.com/in/carolina-ramirez-nogales-93ba7510
(LinkedIn)

Top Skills

Start-up Leadership
Revenue & Profit Growth
Product Innovation

Languages

Portuguese
Spanish
English

Certifications

Project Management Professional (PMP)
Design Thinking for Innovation
The Sustainability Academy - Dow
Black Belt

Honors-Awards

2013 Realiability-in-Action Award
Outstanding Project Award

Carolina Ramirez-Nogales

Co-Founder, Pacific Soul | Helping People Boost Health from the Inside Out | Growth Strategist | Passionate Innovator
Orlando, Florida, United States

Summary

Results-driven and dynamic marketing strategist with over 15 years of experience in diverse industries. Expert at identifying and capitalizing on market opportunities to drive growth and profitability.

Experience

Pacific Soul Inc.
Co-Founder
June 2023 - Present (2 years 4 months)
Orlando, Florida, United States

As the Co-Founder and CEO of Pacific Soul, I am responsible for leading our mission to create innovative, health-focused products that nourish the body, mind, and soul while promoting sustainability and fair practices.

Solugen
Head Of Product Marketing
August 2021 - May 2022 (10 months)

Huntsman Corporation
2 years 4 months

Global Strategic Marketing Manager - Coatings & Construction
February 2020 - August 2021 (1 year 7 months)
Houston, Texas Area

• Led Global Strategy for EMEAI, APAC, and Americas surpassing our target goal of USD 250M in revenue. Achieved USD 60M in increased sales.
• Orchestrated global innovation projects throughout the stage gate process. NPV12: USD 60M.
• Evaluated product profitability and life cycle of 400+ products to define strategic portfolio and targets by region
• Headed cross-functional teams (Sales, R&D, TS&D, Pricing, Product Manager, and Regulatory) by region to improve asset profitability.
• Directed global customer strategies to increase retention and promotion including webinars, presentations, and social media content

Acquisition Task force leader (Added responsibilities).
July 2020 - September 2020 (3 months)
Texas, United States

• Led cross-functional team to merge CVC Thermosets and Huntsman
Portfolio for components (Coatings, Adhesives and Composites).
• Task Force goals:
o Secure existing business with new direct customers, $ 24 MUSD in CoMa.
Goal achieved: 95% retention of CVC business.
o Create sales opportunity pipeline to deliver $0.9 MUSD in 2021 (2.4 M USD
2024). Goal exceeded: $2.4MUSD est.CoMa 2021 and $8MUSD est 2024.
o Obtain insights for innovation projects to deliver > 200K CoMa in 2022. Goal
achieved: Performed 18 Discovery meetings leading to needs identification.
Innovation ideas identified with an estimated CoMa > 200 KUSD.
• Defined strategic portfolio for Adhesives, Coatings, and Composites and their
respective applications.
• Developed promotional material for discovery meetings, and training
materials for sales and technical teams.

Sr Strategic Marketing Manager – Coatings & Construction - Americas
May 2019 - February 2020 (10 months)
Houston, Texas Area

• Designed the marketing strategy for the Coatings and Construction business
– Americas.
• Performed global product portfolio analysis (product life cycle and profitability
analysis).
• Defined strategies for the NA Share of Wallet Project. Potential $ 6-10
MMUSD.
• Designed marketing materials (Value props, training, one-pagers) to increase
efficiency in product promotions.

The Dow Chemical Company
7 years 9 months

NA End-Use Marketing Manager - Packaging & Specialty Plastics
May 2018 - May 2019 (1 year 1 month)
Houston, Texas Area

• Developed and managed Brand Owner (CocaCola, Pepsico, ABInBev, other)
relationships to position Dow's Packaging Technologies in the Value Chain.
• Defined and implemented Brand Owner strategies for the Shrink Packaging.
Potential growth: 25-35 MM lbs.

• Led the Pharma Rigid Packaging Market Development Strategy. Potential growth: 25 MM lbs by 2021.
• Designed and Implemented innovation and sustainability projects with Brand Owners in regards to circular economy, PCR incorporation, design for recyclability and Renewable Energy PE.

Global Strategic Marketing Manager (50%) – Added responsibilities
February 2017 - May 2018 (1 year 4 months)
Houston, Texas Area

• Designed global strategies for the applications of Water Treatment, Sugar, Rubber and Paper
• Defined the innovation pillars and 5-yr growth plan
• Defined global channel-to-market strategy. Led NAA and LAA implementation
• Led three global innovation projects. Est. NPV12 : $74.3MMUSD
• Led global marketing communication strategies

Industrial Acrylics Marketing Manager – Americas
June 2016 - May 2018 (2 years)
Houston, Texas Area

• Designed and implemented the marketing strategy for North America for the Industrial Acrylic's line for Water Treatment, Sugar, Rubber and Paper.
• Led a diversification and promotional strategy that enabled the business to: a) increase volume in legacy accounts, b) bring 5 new accounts, and c) re-design the distribution strategy to stop the declining trend. Est. 3 MMUSD in additional revenue.
• Designed the Marketing strategy for LAA (South, Andean, North and Brazil regions)
• Led a multifunctional team (TS&D, R&D, Sales) by region.
• Led and executed on regional innovation/customer projects.

Commercial International Leadership Development Program – LA Candidate
July 2015 - June 2016 (1 year)
Midland, Michigan

• LEAD TWO MARKETING PROJECT FOR THE OIL & GAS BUSINESS:

1) New development for the Natural Gas Industry

• Identify need of the market
• Work with end users and customers to understand value of the opportunity
• Technology and application assessment

• Work with R&D and TS&D on product development

• Lead a multifunctional team (R&D, TS&D, Supply Chain, Sales)

• Lead New Product Introduction Process

• Estimated Launch date: June 2017

2) Channel to Market strategy for the Industrial Water Treatment product line

• Industrial Water treatment Market Assessment

• Driver and trends Analysis

• Value Chain Assessment

• Competitors Assessment

• Technology Assessment

• Identify product value for customers and end users

• Recommended Channel to Market Strategy with a potential of $10 MMUSD of incremental   sales

• LEAD STRATEGIC LAUNCHES:

• Design marketing campaign using traditional and digital media for new developments and key product lines

• Work with Marketing Communication, Operational Marketing and external agencies to implement strategy

Andean Business Development Manager & Innovation Leader
July 2013 - June 2015 (2 years)
Colombia

•Member of the Andean Region Leadership Team

• Identify and manage new growth opportunities for the different businesses from Dow Chemical & Dow Agro Science achieving a pipeline of 150 MMUSD NPV12

•Create a market driven unit to manage and develop value added solutions to satisfy needs of the Infrastructure Market

•Develop the Innovation Master Plan ADN+i 2020 to promote innovation culture and the development of innovative products, processes, business models and services

• Coach and lead 3 young project leaders

•Support the development of an I-park in one of our sites to promote growth

•Work with private and public entities to support company growth

•Support Dow's sustainability strategy

•Manage growth, new development and innovation projects' pipeline

LAA Supply Chain Expertise Specialist
September 2012 - April 2014 (1 year 8 months)

•Re-designed Dow Chemical Colombia logistic network bulk and packed improving responsiveness to customers and flexibility for businesses to support new models and businesses growth. Estimated Savings of $2.5 MMUSD
•Managed the ITO (International Trade Operations) team savings projects in Brazil, Mexico & Colombia. Team achieved its 2X goal of 2.1 MMUSD in savings
•Developed an Integral Qualification Program for Logistic Providers to guarantee a fair bid and   approval of only qualified provider according to Dow Chemical necessities and new logistic network
•Developed contract`s template for 3PLs & 4PLs along with purchasing according to new logistic design requirements. Template was leveraged to Mexico & Brasil.
•Developed new KPIs for Logistic Providers to ensure quality service
•Leveraged Colombia Logistic re-designed project methodology to Mexico to optimize current network
•Developed two new logistics models for specific businesses to improve service and optimize cost

Growth & Innovation Project Leader for the North Region
September 2011 - December 2012 (1 year 4 months)

• Developed and documented strategic growth projects using Lean-Six Sigma methodologies for Colombia, Ecuador & Mexico
• Support growth project for Ecuador and Colombia to increase market participation achieving an incremental margin of $3.6 MMUSD
• Coached personal in Lean – Six Sigma methodologies for Black Belts
• Developed strategic growth project analyzing eight Latin America's countries to support decision makers to enter new markets and increase capacity for manufacturing an specific product

Frito Lay
Project Engineer
February 2010 - February 2011 (1 year 1 month)

• Developed and managed projects to minimize waste of natural resources gain productivity, improve quality, and reduce safety issues. Savings of $ 218,500 per year.
• Evaluated ROI, IRR and project impacts over people, environment and financials.

• Developed Project Management training and Contractor Safety Program
• Directly managed Warehouse, General Utility and Resource Conservation mechanics

Alabama Productivity Center
Consultant
August 2008 - December 2010 (2 years 5 months)

Graphic Packaging International
Management Consultant
August 2008 - December 2009 (1 year 5 months)

• Analyzed and upgraded 40 HS&E policies; 12 Environmental and 28 Safety
• Implemented best practices and improvements
• Developed a computer application to manage the HS&E information

PepsiCo - Frito Lay
Project Engineer Intern
May 2009 - August 2009 (4 months)

• Reduced the amount of oil leakage throughout the plant by 91%, with annual savings of $190,267. Lean six sigma project.
• Designed new components for machines and improved SOP's
• Implementation of the changes required significant interaction with maintenance personnel and outside contractors

SGI LTDA
Special Project Manager
January 2005 - July 2007 (2 years 7 months)

• Managed five employees involved in environmental, quality, safety and risk projects
• Developed computer applications related to quality management systems, environmental management systems, safe handling of chemical substances, and education of various HSE&Q topics
• Designed and implemented three different companies Waste Management System

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Education

The University of Alabama
Master, Operation Management · (2008 - 2010)

Universidad Nacional de Colombia

Bachelor, Chemical Engineering · (2002 - 2007)